CONSIDERATIONS

Lunch Value Averages

	Mon	Tue	Wed	Thu	Fri	Sat
Entree	1.00	1.00	1.00	1.00	1.00	1.00
Appetizer	0.05	0.05	0.05	0.10	0.15	0.20
Dessert	0.05	0.05	0.05	0.10	0.15	0.20
Beverage	0.50	0.50	0.50	0.50	0.75	1.00
Soda/juice	0.50	0.50	0.50	0.50	0.75	1.00
Take-out	1.00	1.00	1.00	1.00	1.00	1.00
Avg Lunch Check (excl. Takeout)	$22.85	$22.85	$22.85	$23.70	$27.55	$31.40

Dinner Value Averages

	Mon	Tue	Wed	Thu	Fri	Sat
Entree	1.00	1.00	1.00	1.00	1.00	1.00
Appetizer	0.10	0.10	0.25	0.25	0.25	0.25
Dessert	0.10	0.10	0.25	0.25	0.25	0.25
Beverage	1.00	1.00	1.00	1.50	1.50	1.50
Soda/juice	0.50	0.50	0.50	0.50	0.50	0.50
Take-out	1.00	1.00	1.00	1.00	1.00	1.00
Avg Dinner Check (excl Takeout)	$27.70	$27.70	$30.25	$34.25	$34.25	$34.25

Average Daily Patrons   206

Emerson's Southburger - Break-even Analysis

	Week	Month	Year
VARIABLE COSTS			
Cost of Sales (1)	$9,600.63	$40,002.61	$480,031.30
Variable Costs (2)	$6,668.93	$27,789.72	$333,476.62
Total Variable Costs	$16,269.55	$67,792.33	$813,507.92
FIXED COSTS			
Fixed Costs (3)	$17,075.07	$71,174.00	$854,087.96
Depreciation (4)	$0.00	$0.00	$0.00
Total Fixed Costs	$17,075.07	$71,174.00	$854,087.96
Break Even Formula	$\dfrac{\text{Fixed Costs}}{1 \text{ minus Variable Costs as a \% of Sales}}$		
Variable Cost as a % of Sales	$\dfrac{\text{Total Variable Costs}}{\text{Total Sales}}$		
Variable Cost as a % of Sales	$\dfrac{\$16,269.55}{\$39,014.10}$	$\dfrac{\$67,792.33}{\$162,558.75}$	$\dfrac{\$813,507.92}{\$1,950,705.00}$
Variable Cost as a % of Sales	41.70%	41.70%	41.70%
1 minus Variable Cost as a % of Sales	58.30%	58.30%	58.30%
Break Even	$\dfrac{\$17,075.07}{58.30\%}$	$\dfrac{\$71,174.00}{58.30\%}$	$\dfrac{\$854,087.96}{58.30\%}$
Break Even	$29,289.15	$122,089.19	$1,465,070.30
6 Daily Sales AverageDays/Wk	$4,881.53	N/A	N/A



The numbers in this file are projections and cannot be guaranteed.